Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), dated March 16, 2021, and the related Letter of Transmittal (as defined below) together with any amendments or supplements thereto. The Offer is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such state.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

The Michaels Companies, Inc.

at

$22.00 Net Per Share

by

Magic MergeCo, Inc.

a wholly owned subsidiary of

Magic AcquireCo, Inc.

Magic MergeCo, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Magic AcquireCo, Inc. (“Parent”), a Delaware corporation, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.067751 per share (“Shares”), of The Michaels Companies, Inc., a Delaware corporation (“Michaels”), at a price of $22.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON APRIL 12, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for Parent, through Purchaser, to acquire all of the equity interests in, Michaels. Certain equity funds managed by Apollo Management IX, L.P. control both Parent and Purchaser.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 2, 2021, among Parent, Purchaser and Michaels (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and provided that there are no legal restraints preventing or prohibiting the Merger, Purchaser will merge with and into Michaels (the “Merger”) in accordance with the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) with Michaels continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no Michaels stockholder vote will be required to adopt the Merger Agreement and consummate the Merger. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares irrevocably accepted for purchase by Purchaser in the Offer, held in the treasury of Michaels or owned by any direct or indirect wholly owned subsidiary of Michaels and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, or by any stockholders of Michaels who have properly exercised their appraisal rights under Section 262 of the DGCL) will at the effective time of the Merger be cancelled and converted into the right to receive an amount of cash equal to the Offer Price.

On March 2, 2021, the board of directors of Michaels (the “Michaels Board”) unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are fair to and in the best interests of Michaels and Michaels’ stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) authorized and approved the execution, delivery and performance by Michaels of the Merger Agreement and the consummation of the Transactions and (d) resolved to recommend that the stockholders of Michaels accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is not subject to any financing condition. The Merger Agreement provides that, among other things, the Offer is conditioned upon (a) there being validly tendered in the Offer and not withdrawn in accordance with the terms of the Offer, a number of Shares that, together with the number of Shares then owned by Parent and its affiliates (if any), represent at least a majority of the number of all then outstanding Shares (the “Minimum Condition”), (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and approval under (or the expiration or termination of the waiting period and the issuance of a no action letter under) the Competition Act (Canada), (c) the absence of legal restraints on Purchaser’s ability to accept and pay for Shares tendered into the Offer, and (d) the satisfaction or waiver by Purchaser of the other conditions to the Offer, as set forth in the Merger Agreement (each such condition, an “Offer Condition” and, collectively, the “Offer Conditions”). Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable pursuant to Section 251(h) of the DGCL.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer.

The Merger Agreement provides, subject to the terms and conditions set forth therein, that Purchaser: (i) will extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or Nasdaq or as may be necessary to resolve any comments of the SEC or its staff or Nasdaq; (ii) will extend the offer on one or more occasions in consecutive increments of up to ten (10) business days each if, as of any then-scheduled Offer Expiration Time (as defined in the Introduction of the Offer to Purchase), any Offer Condition is not satisfied and has not been waived, unless the sole unsatisfied condition is the Minimum Tender Condition (as defined in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase), in which case Purchaser will not be required to extend the Offer for more than five (5) consecutive periods of five (5) business days each; and (iii) may extend the Offer for one or any number of successive periods of up to five (5) business days each if, as of a then-scheduled Offer Expiration Time (x) all of the Offer Conditions have been satisfied or waived, (y) the full amount of the debt financing necessary to pay the amount necessary to fund the transaction consideration has not been funded and will not be available to be funded at the consummation of the Offer and at closing and (z) Purchaser and Parent have provided Michaels with an offer extension notice in accordance with the Merger Agreement and certain other conditions are then met.

The offering period of the Offer will expire at one minute after 11:59 p.m., New York City time, on April 12, 2021, unless the Offer is extended or earlier terminated by Purchaser (the “Expiration Date”) in accordance with the Merger Agreement. Shares tendered pursuant to the Offer may be withdrawn by following the procedures set forth in Section 4 - “Withdrawal Rights” of the Offer to Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Date, and, if not previously accepted for payment at any time, after May 15, 2021 pursuant to the SEC regulations.

Notwithstanding the foregoing, without Michaels’ written consent, Purchaser and Parent will not extend the Offer, and without Purchaser’s and Parent’s prior written consent, Purchaser and Parent will not be required to extend the Offer, in each case, beyond the earlier of one minute after 11:59 p.m. on July 2, 2021, New York City Time (or the date five business days after the scheduled end date of the marketing period if the marketing period has begun but not yet ended as of such date) (such date, as extended, the “Outside Date”) or the valid termination of the Merger Agreement.

If Purchaser and Parent extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Purchaser is not providing for guaranteed delivery procedures. Therefore, Michaels stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than one minute after 11:59 p.m., New York City time, on the Expiration Date. In addition, for Michaels stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary and Paying Agent (as defined below) prior to one minute after 11:59 p.m., New York City time, on the Expiration Date.

In order to tender your Shares in the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee (collectively, a “Nominee”), contact such Nominee and request that they effect the transaction for you and tender your Shares. For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (“Depositary and Paying Agent”) of its acceptance for payment of those Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for those Shares with Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting those payments to the tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

For a withdrawal of Shares to be effective, a written notice of withdrawal from such Michaels’ stockholder must be timely received by Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of such Michaels’ stockholder, the number of Shares to be withdrawn, the name of the registered holder of the Shares to be withdrawn (if different from that of the person who tendered those Shares), a guaranteed signature (if applicable), the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares (for Shares tendered pursuant to book-entry transfer procedures), and the certificate number(s) (if any). If a stockholder tenders Shares by giving instructions to a Nominee, the stockholder must instruct such Nominee to arrange for the withdrawal of those Shares. Additional details with respect to withdrawal rights are described in Section 4—“Withdrawal Rights” of the Offer to Purchase.

All questions as to validity of the surrender of any certificates representing Shares (including questions as to the proper completion or execution of any required documentation) and any notice of withdrawal, will be determined by Purchaser in its sole and absolute discretion which determination will be final and binding.

The receipt of cash as payment for the Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Holders of Shares should consult their own tax advisors regarding the United States federal income tax consequences of the Offer and the Merger to them in light of their particular circumstances, as well as the tax consequences that may arise under other United States federal tax laws and the laws of any state, local or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Michaels has provided Purchaser with its list of stockholders and with security position listings for the purpose of dissemination of the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Michaels’ stockholder list and will be furnished to Nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase, the related Letter of Transmittal and Michaels’ Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Michaels Board and the reasons therefor) and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to Georgeson LLC (“Information Agent”) at its address and telephone number set forth below and will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Neither Parent nor Purchaser will pay any fees or commissions to any Nominee (other than to Depositary and Paying Agent and Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers call toll free: (888) 663-7851

March 16, 2021

5